

40-33
Branch 18
811-01474
(Invesco Stock Fund)

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

October 4, 2004


04052190


SEC MAIL PROCESSING
RECEIVED
OCT 12 2004
WASH, D.C. 185 SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AMVESCAP PLC, INVESCO Funds Group, Inc. (1940 Act Registration No. 801-1569) and Raymond R. Cunningham

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, a copy of an **Amended Class Action Complaint for Violations of the Employee Retirement Income Security Act** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.*

Sincerely,

Stephen R. Rimes | V.V.

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND
BALTIMORE DIVISION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	:	MDL No. 1586 Judge J. Frederick Motz
This Document Relates to:	:	
Miriam Calderon v. Amvescap PLC, et al., Civil Action No. 1:04-CV-00824	:	1:04-md-15864-FPS Judge Frederick P. Stamp

AMENDED CLASS ACTION COMPLAINT FOR VIOLATIONS
OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT

Plaintiff Miriam Calderon, a participant in the Amvescap 401(k) Plan (the "Plan"), on behalf of herself and a class of all others similarly situated, alleges as follows:

INTRODUCTION

1. This is a class action brought pursuant to § 502 of the Employee Retirement Income Security Act ("ERISA"), 29 U.S.C. § 1132, against Plan fiduciaries, including Amvescap PLC ("Amvescap" or the "Company").

2. 401(k) plans confer tax benefits on participating employees to incentivize saving for retirement and/or other long-term goals. Employees participating in a 401(k) plan may have the option of purchasing the ordinary shares of, or other investment options created by, their employer, often the sponsor of the plan, for part of their retirement investment portfolios. Amvescap ordinary shares and mutual funds within the Invesco family of mutual funds are investment alternatives in the Plan.

3. Plaintiff Miriam Calderon was an employee of Amvescap and a participant in the Plan. Plaintiff's retirement investment portfolio includes Amvescap ordinary shares and Invesco Funds (as defined below in ¶ 27).

4. Plaintiff alleges that defendants, as fiduciaries of the Plan, breached their duties to her and to the other participants and beneficiaries of the Plan in violation of ERISA, particularly with regard to the Plan's holdings of Amvescap ordinary shares and Invesco Funds (as defined below in ¶ 27).

5. During the Class Period, defendants knew or should have known that Company stock and mutual funds within the Invesco family of mutual funds were imprudent investment alternatives for the Plan. Defendants played an active role in implementing unlawful mutual fund trading methods utilized by Invesco (a wholly owned subsidiary of Amvescap) and others to artificially dilute the value of certain investment alternatives within the Plan, namely, mutual funds within the Invesco family of mutual funds, or had intimate knowledge of these activities.

6. Defendants are liable under ERISA to restore losses sustained by the Plan as a result of their breaching of their fiduciary obligations.

JURISDICTION AND VENUE

7. This Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. § 1331 and ERISA § 502(e)(1), 29 U.S.C. § 1132(e)(1).

8. Venue is proper in this district pursuant to ERISA § 502(e)(2), 29 U.S.C. § 1132(e)(2), because the Plan was administered in this district, some or all of the fiduciary breaches for which relief is sought occurred in this district, and/or some defendants reside or maintain their primary place of business in this district.

PARTIES

Plaintiff

9. Plaintiff Calderon was an Amvescap employee, a participant in the Plan pursuant to § 3(7) of ERISA, 29 U.S.C. § 1102(7), and held Company shares and Invesco Funds (as defined below in ¶ 27) in her retirement investment portfolio.

Defendants

10. Defendant AVZ, Inc. ("AVZ") is a wholly owned subsidiary of Amvescap. AVZ is the Plan Sponsor and the Plan Administrator. As Plan Sponsor and Administrator, AVZ was a fiduciary of the Plan within the meaning of ERISA in that it exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets, including but not limited to, the discretionary authority to add and/or remove investment options under the Plan, and was charged with the concomitant responsibility to evaluate each investment option under the Plan.

11. Defendant Amvescap Retirement, Inc. ("ARI") provides record-keeping services for the Plan is a wholly owned subsidiary of Amvescap. Upon information and belief, ARI was a fiduciary of the Plan within the meaning of ERISA in that it exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

12. Defendant Amvescap National Trust Company ("ANTC") is the Plan's trustee and asset custodian, and a wholly-owned subsidiary of ARI. ANTC was a fiduciary of the Plan within the meaning of ERISA in that it exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's

assets, including but not limited to, the discretionary authority to add and/or remove investment options under the Plan, and was charged with the concomitant responsibility to evaluate each investment option under the Plan.

13. Defendant Invesco Funds Group, Inc. ("Invesco") is a Delaware corporation with headquarters in Denver, Colorado. Invesco and its predecessors have been registered with the Securities and Exchange Commission ("SEC") as an investment advisor since 1957. Invesco is the investment advisor for a number of registered open end investment companies that have since 2000 had as many as forty-six portfolios, or individual "mutual funds." According to the Company's Form 11-K, filed with the SEC on June 19, 2003 for the fiscal year ended December 31, 2002 (the "2002 Form 11-K"), Invesco was a participating employer in the Plan and, upon information and belief, undertook at the least, numerous fiduciary reporting and informational duties under the Plan vis-a-vis Plan participants, especially Invesco employees. Upon information and belief, Invesco was a fiduciary of the Plan within the meaning of ERISA in that it exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets, including but not limited to, the discretionary authority to add and/or remove investment options under the Plan, and was charged with the concomitant responsibility to evaluate each investment option under the Plan.

14. Defendant Amvescap is a London-based independent investment management holding company, whose subsidiaries provide an array of domestic, foreign and global investment products. Amvescap is the parent company of both Invesco and AVZ. It maintains offices in the United States at 1315 Peachtree Street, NE, Atlanta, Georgia 30309.

15. Amvescap is a fiduciary of the Plan within the meaning of ERISA. Amvescap exercises discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets. Amvescap at all times acted through its officers and employees, including its Chief Executive Officer ("CEO") and members of any Board oversight and/or Plan administrative committee appointed by the Company to perform Plan-related fiduciary functions in the course and scope of their employment. Upon information and belief, Amvescap had, at all applicable times, effective control over the activities of its officers and employees, including over their Plan-related activities. Amvescap, through its Board of Directors and/or committees thereof, Executive Officers or otherwise, had the authority and discretion to hire and terminate said officers and employees. Amvescap, through its Executive Officers, its Board and otherwise, also had the discretionary authority to appoint, monitor, and remove Directors, Officers and other employees from their individual fiduciary roles with respect to the Plan. By failing to properly discharge their fiduciary duties under ERISA, such defendant-fiduciaries breached duties they owed to Plan participants and their beneficiaries. Accordingly, the actions of these fiduciaries are imputed to Amvescap under the doctrine of *respondeat superior*, and Amvescap is liable for such actions.

16. Defendant Robert F. McCullough ("McCullough") served as Vice President and Chief Financial Officer of Amvescap during the Class Period. On behalf of the Company as Plan Administrator, McCullough signed multiple Form 11-K annual reports, filed with the SEC. Moreover, McCullough also signed the Company's Form 5500, filed with the Internal Revenue Service ("IRS") and United States Department of Labor ("DOL") on October 15, 2001 (the "2000 Form 5500"), on behalf of the Company as the "Plan Sponsor." McCullough was a

fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

17. Defendant Gordon Nebeker ("Nebeker") signed the Company's Form 5500, filed with the IRS and DOL on October 14, 2002 (the "2001 Form 5500"), as well as the 2000 Form 5500, on behalf of the Company as the "Plan Administrator." Nebeker was a fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

18. Defendant Jeffrey G. Callahan ("Callahan") signed the Company's Form 5500, filed with the United States Department of Labor on October 14, 2002, on behalf of the Company as the "Plan Sponsor." Callahan was a fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

19. Defendant Raymond R. Cunningham ("Cunningham") has been the president of Invesco since May 2001 and Chief Executive Officer ("CEO") since January 2003. He also has been a member of the Invesco Board of Directors and the registered investment companies it manages since at least May 2001. From June 2001 through July 2003 Cunningham signed registration statements filed by Invesco with the SEC that incorporated the funds' prospectuses. Upon information and belief, Cunningham, as president and CEO of Invesco, undertook numerous fiduciary reporting and informational duties under the Plan vis-a-vis Plan participants, especially Invesco employees. Upon information and belief, Cunningham was a fiduciary of the

Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

20. Defendants include named and de facto fiduciaries with respect to the Plan. All defendants exercised discretionary authority or control regarding management of the Plan, management of the Plan's assets, and/or administration of the Plan.

THE PLAN

21. The Amvescap 401(k) Plan is an "employee pension benefit plan," as defined by § 3(2)(A) of ERISA, 29 U.S.C. § 1002(2)(A). The relief requested in this action is for the benefit of the Plan and its participants/beneficiaries.

22. According to the 2002 Form 11-K, the Plan is a defined contribution plan sponsored by Amvescap for the benefit of employees of the Company, including those employed by the following Amvescap subsidiaries: AVZ, AIM Management Group, Inc, Amvescap Group Services, Inc., Invesco Funds Group, Inc., Amvescap Retirement, Inc., Invesco Institutional (N.A.), Inc., and Atlantic Trust Group, Inc.

23. Under the Plan, qualifying employees are permitted to make pretax elective deferrals of 1% to 15% of their compensation. See 2002 Form 11-K.

24. Participating subsidiaries of the Company are required to make matching contributions of 100% of the first 3% of compensation contributed by the participant, plus 50 % of the next 2% of compensation contributed by the participant.

25. According to the 2002 Form 11-K, the Plan's investment options include Invesco mutual funds and the Amvescap Stock Fund. Employees are permitted to invest up to 10% in the Amvescap Stock Fund, which is primarily invested in Company shares.

26. Furthermore, according to the 2002 11-K, as of December 31, 2002, Plan investments in Invesco mutual funds, including Invesco Stable Value Trust Fund, Invesco Market Neutral Equity Fund, Invesco International Equity Trust Fund, Invesco 500 Index Trust Fund, Invesco Core Multiple Attribute Equity Trust Fund, Invesco Structured Small Cap Value Equity Trust Fund, Invesco Core Fixed Income Trust Fund, Invesco Growth Fund, Invesco Core Equity Fund, Invesco Dynamics Fund, Invesco Growth & Income Fund, Invesco High Yield Fund, Invesco Telecommunications Fund, Invesco Total Return Fund, Invesco Technology II Fund, Invesco Financial Services Fund, Invesco Small Company Growth Fund, Invesco Balanced Fund (collectively the "Invesco Funds"), was valued at **$81,478,275, or over 49% of the total investment assets held the Plan**. Moreover, the Plan held an additional **$1,949,019** in Company shares.

27. As a result of defendants' treating certain mutual fund investors differently than other mutual fund investors; failing to follow their disclosed policy and procedures of preventing market timing, affirmatively allowing certain investors to engage in timing in exchange for investing in defendants' funds; and failing to disclose their true practices and procedures to plaintiff and the Class, defendants materially diluted the value of these assets of the Plans.

CLASS ACTION ALLEGATIONS

28. Plaintiff brings this action as a class action pursuant to Rules 23(a), (b)(1), (b)(2) and (b)(3) of the Federal Rules of Civil Procedure on behalf of herself and the following class of persons similarly situated (the "Class"):

> All persons who were participants in or beneficiaries of the Plan at any time between December 5, 1998 and the present (the "Class Period") and whose accounts included investments in Company stock and/or Invesco Funds.

29. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time, and can only be ascertained through appropriate discovery, plaintiff believes there are, at a minimum, thousands of members of the Class who participated in, or were beneficiaries of, the Plan during the Class Period.

30. Common questions of law and fact exist as to all members of the Class and predominate over any questions affecting solely individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether defendants each owed a fiduciary duty to plaintiff and members of the Class;

(b) whether defendants breached their fiduciary duties to plaintiff and members of the Class by failing to act prudently and solely in the interests of the Plan's participants and beneficiaries;

(c) whether defendants violated ERISA; and

(d) whether the members of the Class have sustained damages and, if so, what is the proper measure of damages.

31. Plaintiff's claims are typical of the claims of the members of the Class because plaintiff and the other members of the Class each sustained damages arising out of the defendants' wrongful conduct in violation of federal law as complained of herein.

32. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class action, complex, and ERISA litigation. Plaintiff has no interests antagonistic to or in conflict with those of the Class.

33. Class action status in this ERISA action is warranted under Rule 23(b)(1)(B) because prosecution of separate actions by the members of the Class would create a risk of adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the actions, or substantially impair or impede their ability to protect their interests.

34. Class action status is also warranted under the other subsections of Rule 23(b) because: (i) prosecution of separate actions by the members of the Class would create a risk of establishing incompatible standards of conduct for defendants; (ii) defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate final injunctive, declaratory, or other appropriate equitable relief with respect to the Class as a whole; and (iii) questions of law or fact common to members of the Class predominate over any questions affecting only individual members and a class action is superior to the other available methods for the fair and efficient adjudication of this controversy.

DEFENDANTS' FIDUCIARY STATUS

35. During the Class Period, upon information and belief, defendants had discretionary authority with respect to the management of the Plan and/or the management or disposition of the Plan's assets.

36. During the Class Period, all of the defendants acted as fiduciaries of the Plan pursuant to § 3(21)(A) of ERISA, 29 U.S.C. § 1002(21)(A), and the law interpreting that section.

37. ERISA requires every plan to provide for one or more named fiduciaries who will have "authority to control and manage the operation and administration of the plan." § 402(a)(1), 29 U.S.C. § 1102(a)(1). Upon information and belief, at least Amvescap is a named fiduciary of the Plan.

38. Upon information and belief, instead of delegating all fiduciary responsibility for the Plan to external service providers, Amvescap chose to internalize this fiduciary function.

39. ERISA treats as fiduciaries not only persons explicitly named as fiduciaries under § 402(a)(1), but also any other persons who act in fact as fiduciaries, *i.e.*, those who performed fiduciary functions. Section 3(21)(A)(i) of ERISA, 29 U.S.C. §1002(21)(A)(i), provides that a person is a fiduciary "to the extent . . . he exercises any discretionary authority or discretionary control respecting management of such plan or exercises any authority or control respecting management of disposition of its assets . . . ." During the Class Period, defendants performed fiduciary functions under this standard, and thereby also acted as fiduciaries under ERISA.

FACTUAL ALLEGATIONS

A. Market Timing/Late Trading Practices

40. Plaintiff hereby incorporates by reference in their entirety the allegations contained in the section entitled "FACTUAL ALLEGATIONS" of the Consolidated Amended Complaint against Invesco and the individual defendants herein for securities law violations filed with the Court in the In Re Invesco track of the In Re Mutual Funds Investment Litigation, MDL 1586, Civil Action No. 1:04-md-15864 (FPS).

B. Defendants Knew or Should have Known that Company Stock and the Invesco Funds Were Not Prudent Plan Investments

41. Throughout the Class Period, employees of the Company's subsidiaries (i.e. Invesco) knowingly engaged in illegal conduct involving timing of the Invesco Funds, which constituted the ***vast majority*** of the available investment alternatives in the Plan.

42. The Company and Invesco's illegal timing activities materially diluted the value of the Invesco Funds.

43. In addition, throughout the Class Period, all defendants knew that the Amvescap ordinary shares was inflated in value as a result of the Invesco's regular practice of allowing entities to time its mutual funds.

44. At all relevant times, defendants knew or should have known that the Invesco was improperly diluting the revenues of the Invesco Funds by devising and implementing a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing favored investors to engage in timing of the Invesco Funds throughout the Class Period, all in violation of their fiduciary duties of loyalty and prudence, among others, owed to the Plan participants.

45. Defendants failed to conduct an appropriate investigation into whether the Invesco Funds were prudent investments for the Plan and, in connection therewith, failed to provide the Plan participants with information regarding the true investment worthiness of the Invesco Funds, such that other fiduciaries and the Plan participants could make informed decisions regarding the Invesco Funds and otherwise failed to protect the Plan and its participants against inevitable losses.

46. An adequate investigation by defendants would have revealed to a reasonable fiduciary that investment by the Plan in the Invesco Funds and, relatedly in Company shares, under these circumstances, was imprudent. A prudent fiduciary acting under similar circumstances would have acted to protect participants against unnecessary losses, and would have made a different investment decision.

47. Because defendants knew or should have known that Company shares and Invesco Funds were not prudent investment options for the Plan, they had an obligation to protect the Plan and its participants from unreasonable and entirely predictable losses incurred as a result of the Plan's investment in Company shares and Invesco Funds.

48. Defendants had available to them several different options for satisfying this duty, including: making appropriate public disclosures as necessary; divesting the Plan of Company shares and/or the Invesco Funds; consulting independent fiduciaries regarding appropriate measures to take in order to prudently and loyally serve the participants of the Plan; or resigning as Plan fiduciaries to the extent that as a result of their employment by the Company they could not loyally serve Plan participants in connection with the Plan's acquisition and holding of Company shares and/or Invesco Funds. Defendants' failure to employ any of these means to

protect the assets of the Plan constitutes a breach of fiduciary duties to the Plan. Defendants' failure to employ any of these means to protect the assets of the Plan constitutes a breach of their fiduciary duties to the Plan.

C. Defendants Regularly Communicated with Plan Participants Concerning Purchases of the Invesco Funds and/or Company Shares, Yet Failed to Disclose the Imprudence of Investment in Invesco Funds, and Relatedly, Company Shares

49. Upon information and belief, the Company regularly communicated with Plan participants about the performance, future financial and business prospects of the Invesco Funds, collectively, the largest single asset in the Plan. During the Class Period, the Company fostered a positive attitude toward the Invesco Funds, and/or allowed Plan participants to follow their natural bias towards investment in the mutual fund offerings of their employer by not disclosing negative material information concerning investment in the Invesco Funds. As such, Plan participants could not appreciate the true risks presented by investments in the Invesco Funds and therefore could not make informed decisions regarding investments in the Plan.

50. Upon information and belief, the Company regularly communicated with Plan participants about the performance, future financial and business prospects of Amvescap. During the Class Period, the Company fostered a positive attitude toward the Company's shares, and/or allowed Plan participants to follow their natural bias towards investment in the mutual funds of their employer by not disclosing negative material information concerning investment in the Company's shares. As such, Plan participants could not appreciate the true risks presented by investments in the Company's shares and therefore could not make informed decisions regarding their investments in the Plan.

CLAIMS FOR RELIEF UNDER ERISA

51. At all relevant times, defendants were and acted as fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C. § 1002(21)(A).

52. ERISA § 502, 29 U.S.C. §1132, provides, in pertinent part, that a civil action may be brought by a participant for relief under ERISA § 409, 29 U.S.C. §1109.

53. ERISA § 409(a), 29 U.S.C. §1109(a), "Liability for Breach of Fiduciary Duty," provides, in pertinent part, that any person who is a fiduciary with respect to a plan who breaches any of the responsibilities, obligations, or duties imposed upon fiduciaries by this title shall be personally liable to make good to such plan any losses to the plan resulting from each such breach, and to restore to such plan any profits of such fiduciary which have been made through use of assets of the plan by the fiduciary, and shall be subject to such other equitable or remedial relief as the court may deem appropriate, including removal of such fiduciary.

54. ERISA § 404(a)(1)(A) and (B), 29 U.S.C. § 1104(a)(1)(A) and (B), provides, in pertinent part, that a fiduciary shall discharge his duties with respect to a plan *solely in the interest of the participants* and beneficiaries, for the *exclusive purpose of providing benefits to participants* and their beneficiaries, and *with the care, skill, prudence, and diligence* under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims.

55. These fiduciary duties under ERISA § 404(a)(1)(A) and (B) are referred to as the *duties of loyalty, exclusive purpose and prudence* and are the "highest known to the law." They entail, among other things,

a. The duty to conduct an independent and thorough investigation into, and continually to monitor, the merits of all the investment alternatives of a plan, including in this instance, Company shares and the Invesco Funds, to ensure that each investment is a suitable option for the plan; and

b. A duty to disclose and inform, which encompasses: (1) a negative duty not to misinform; (2) an affirmative duty to inform when the fiduciary knows or should know that silence might be harmful; and (3) a duty to convey complete and accurate information material to the circumstances of participants and beneficiaries.

56. ERISA § 405(a), 29 U.S.C. § 1105(a), "Liability for breach by co-fiduciary," provides, in pertinent part, that:

> "...in addition to any liability which he may have under any other provision of this part, a fiduciary with respect to a plan shall be liable for a breach of fiduciary responsibility of another fiduciary with respect to the same plan in the following circumstances: (A) if he participates knowingly in, or knowingly undertakes to conceal, an act or omission of such other fiduciary, knowing such act or omission is a breach; (B) if, by his failure to comply with section 404(a)(1), 29 U.S.C. §1104(a)(1), in the administration of his specific responsibilities which give rise to his status as a fiduciary, he has enabled such other fiduciary to commit a breach; or (C) if he has knowledge of a breach by such other fiduciary, unless he makes reasonable efforts under the circumstances to remedy the breach."

57. Plaintiff therefore bring this action under the authority of ERISA §502 for Plan-wide relief pursuant to ERISA § 409(a) to recover losses sustained by the Plan arising out of the breaches of fiduciary duties by the defendants.

CAUSATION

58. The Plan suffered at least millions of dollars in losses because substantial assets of the Plan were imprudently allowed to be put at great risk by defendants, through Plan investment in Amvescap ordinary shares and Invesco Funds during the Class Period, all in breach of defendants' fiduciary duties. This loss is reflected in the diminished account balances of the Plan's participants.

59. Defendants are responsible for losses caused by participant direction of investment in Amvescap ordinary shares, as well as the Invesco Funds, because defendants failed to take the necessary and required steps to ensure effective and informed independent participant control over the investment decision-making process, as required by ERISA § 404(c), 29 U.S.C. § 1104(c), and the regulations promulgated thereunder. More specifically, defendants concealed material, non-public facts from participants, and provided misleading, inaccurate, and incomplete information to them regarding the nature of Invesco's illicit activities and therefore the ongoing earnings levels of Amvescap, as well as the true underlying values of the Invesco Funds, misrepresenting their soundness as investment vehicles. As a consequence, participants did not exercise independent control over their investments in Amvescap ordinary shares and Invesco Funds, and defendants remain liable under ERISA for losses caused by such investment.

60. Had the defendants not breached their fiduciary and/or co-fiduciary duties by treating certain mutual fund investors differently than other mutual fund investors; failing to follow their disclosed policy and procedures of preventing market timing, affirmatively allowing certain investors to engage in timing in exchange for investing in defendants' funds; and failing to disclose their true practices and procedures to plaintiff and the Class, the Plans would have

avoided a substantial portion of the losses suffered through continued investment in Invesco Funds.

COUNT I

Failure to Prudently and Loyally Manage Plan Assets (Breaches of Fiduciary Duties in Violation of ERISA § 404)

61. Plaintiff incorporates the allegations contained in the previous paragraphs of this Complaint as if fully set forth herein.

62. At all relevant times, as alleged above, the defendants were fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C. § 1002(21)(A).

63. As alleged above the defendants were all responsible, in different ways and to differing extents, for the selection, maintenance, and monitoring of the Plan's investment options, including the options of Company shares and the Invesco Funds.

64. Under ERISA, fiduciaries who exercise discretionary authority or control over management of a plan or disposition of a plan's assets are responsible for ensuring that investment options made available to participants under a plan are prudent. Furthermore, such fiduciaries are responsible for ensuring that assets within the plan are prudently invested. The defendants were responsible for ensuring that all investments in Amvescap ordinary shares and shares of the Invesco Funds in the Plan were prudent, and are liable for losses incurred as a result of such investments being imprudent.

65. Moreover, a fiduciary's duty of loyalty and prudence require it to disregard plan documents or directives that it knows or reasonably should know would lead to an imprudent

result or would otherwise harm plan participants or beneficiaries. ERISA § 404(a)(1)(D), 29 U.S.C. § 1104(a)(1)(D). Thus, a fiduciary may not blindly follow plan documents or directives that would lead to an imprudent result or that would harm plan participants or beneficiaries, nor allow others, including those whom they direct or who are directed by the plan (e.g. plan trustees) to do so.

66. The defendants breached their duties to prudently and loyally manage the Plan's assets. During the Class Period these defendants knew or should have known that Company shares and/or Invesco Funds were not a suitable and appropriate investment for the Plan as described herein. Nonetheless, during the Class Period, these fiduciaries continued to offer Company shares and/or Invesco Funds as an investment options for the Plan and to direct and approve Plan investment in Company shares and/or Invesco Funds, instead of cash or other investments. Moreover, during the Class Period, despite their knowledge of the imprudence of the investment, defendant failed to take adequate steps to prevent the Plan, and indirectly the Plan participants and beneficiaries, from suffering losses as a result of the Plan's investments in Company shares and/or Invesco Funds.

67. The fiduciary duty of loyalty also entails a duty to avoid conflicts of interest and to resolve them promptly when they occur. A fiduciary must always administer a plan with single-minded devotion to the interests of the participants and beneficiaries, regardless of the interests of the fiduciaries themselves or the plan sponsor.

68. The Defendants also breached their co-fiduciary obligations because they: (1) knowingly participated in the fiduciary breaches by their fellow defendant-fiduciaries in the

activities implicated in this Count; (2) enabled the breaches by these fiduciary-defendants; and (3) had knowledge of these breaches and yet made no effort to remedy them.

69. Defendants named in this Count were unjustly enriched by the fiduciary breaches described in this Count.

70. As a direct and proximate result of the breaches of fiduciary duties alleged herein, the Plan (and indirectly the plaintiff and the Plan's other participants and beneficiaries) lost a significant portion of the value of its investments.

71. Pursuant to ERISA § 502(a), 29 U.S.C. § 1132(a) and ERISA § 409, 29 U.S.C. § 1109(a), defendants in this Count are liable to restore the losses to the Plan caused by their breaches of fiduciary duties alleged in this Count.

WHEREFORE, plaintiff prays for relief as set forth below.

COUNT II

Failure to Monitor AVZ and Provide It With Accurate Information (Breaches of Fiduciary Duties in Violation of ERISA § 404 by Amvescap)

72. Plaintiff incorporates the allegations contained in the previous paragraphs of this Complaint as if fully set forth herein.

73. At all relevant times, as alleged above, defendants were fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C. § 1002(21)(A).

74. At all relevant times, as alleged above, the scope of the fiduciary responsibility of Amvescap included the responsibility to monitor other fiduciaries.

75. The duty to monitor entails both giving information to and reviewing the actions of the monitored fiduciaries, including at least AVZ and any committees and/or employee

fiduciary delegates of AVZ (the "AVZ Fiduciaries"). In this case, that meant that the monitoring fiduciaries, including Amvescap, have the duty to:

(1) Ensure that the AVZ Fiduciaries possess the needed credentials and experience, or use qualified advisors and service providers to fulfill its duties. It must be knowledgeable about the operations of the Plan, the goals of the Plans, and the behavior of Plan participants;

(2) Ensure that the AVZ Fiduciaries are provided with adequate financial resources to do their job;

(3) Ensure that the AVZ Fiduciaries have adequate information to do their job of overseeing the Plan investments;

(4) Ensure that the AVZ Fiduciaries have ready access to outside, impartial advisors when needed;

(5) Ensure that the AVZ Fiduciaries maintain adequate records of the information on which they base their decisions and analysis with respect to Plan investment options; and

(6) Ensure that the AVZ Fiduciaries reported regularly to the Company. The Company must have then reviewed, understood, and approved the conduct of the hands-on fiduciaries.

76. Under ERISA, a monitoring fiduciary must ensure that the monitored fiduciaries are performing their fiduciary obligations, including those with respect to the investment of plan assets, and must take prompt and effective action to protect the plan and participants when they are not. In addition, a monitoring fiduciary must provide the monitored fiduciaries with

complete and accurate information in their possession that they know or reasonably should know that the monitored fiduciaries must have in order to prudently manage the plan and the plan assets.

77. Amvescap breached their fiduciary monitoring duties by, among other things, (a) failing to ensure that the monitored fiduciaries had access to knowledge about the Company's illegal timing activities alleged above, which made Company shares, and/or shares of the Invesco Funds, imprudent retirement investments, and (b) failing to ensure that the monitored fiduciaries appreciated the huge risk of significant investment by rank and file employees in an undiversified employer stock fund in combination with mutual fund alternative investments provided by Company subsidiaries. Amvescap knew or should have known that the fiduciaries they were responsible for monitoring were imprudently allowing the Plan to continue offering the Amvescap ordinary shares and/or shares of the Invesco Funds, as Plan investments, and continuing to invest Plan assets in Amvescap ordinary shares and/or shares of the Invesco Funds when it no longer was prudent to do so, yet failed to take action to protect the participants from the consequences of these fiduciaries' failures.

78. In addition, as a result of its inappropriate practices and implicit knowledge thereof, Amvescap, in connection with its monitoring and oversight duties, was required to disclose to the individual defendants accurate information about the financial condition and practices of Amvescap that they knew or should have known that these defendants needed to make sufficiently informed decisions. By remaining silent and continuing to conceal such information from the other fiduciaries, these defendants breached their monitoring duties under the Plan and ERISA.

79. Amvescap is liable as a co-fiduciary because: (1) it knowingly participated in the fiduciary breaches by its fellow defendant-fiduciaries in the activities implicated in this Count; (2) it enabled the breaches by these defendants; and (3) by having knowledge of these breaches yet not making any effort to remedy them.

80. Defendants in this Count were unjustly enriched by the fiduciary breaches described in this Count.

81. As a direct and proximate result of the breaches of fiduciary duties alleged herein, the Plan and indirectly plaintiff (and the Plan's other participants and beneficiaries) lost a significant portion of the value of its investments.

82. Pursuant to ERISA § 502(a), 29 U.S.C. § 1132(a) and ERISA § 409, 29 U.S.C. § 1109(a), defendants in this Count are liable to restore the losses to the Plan caused by their breaches of fiduciary duties alleged in this Count.

WHEREFORE, plaintiff prays for relief as set forth below.

COUNT III

Failure to Provide Complete and Accurate Information to Plan Participants and Beneficiaries (Breaches of Fiduciary Duties in Violation of ERISA §§ 404 and 405 of ERISA)

83. Plaintiff incorporates the allegations contained in the previous paragraphs of this Complaint as if fully set forth herein.

84. At all relevant times, as alleged above, defendants were fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C.§ 1002(21)(A).

85. At all relevant times, the scope of the fiduciary responsibility of the defendants included Plan communications to Plan participants and beneficiaries.

86. The duty of loyalty under ERISA requires fiduciaries to speak truthfully to participants, not to mislead them regarding the plan or plan assets, and to disclose information that participants need in order to exercise their rights and interests under the plan.

87. This duty to inform participants includes an obligation to provide participants and beneficiaries of the Plan with complete and accurate information, and to refrain from providing false information or concealing material information regarding Plan investment options such that participants can make informed decisions with regard to investment options available under the Plan. This duty applied to all Plan investment options presented by the Company during the Class Period, including investment in Company shares and/or the Invesco Funds.

88. The defendants breached their duty to inform participants by failing to provide complete and accurate information regarding investment in Amvescap ordinary shares and/or shares of the Invesco Funds, Invesco's improper timing activities, and the consequent artificial inflation of the value of Amvescap ordinary shares, and/or dilution of shares of the Invesco Funds, and generally, by conveying inaccurate information regarding the soundness of investing in Amvescap ordinary shares/or shares of the Invesco Funds. These failures were particularly devastating to the Plan and the participants; a vast majority of the Plan's assets were invested in shares of the Invesco Funds during the Class Period and, thus, losses stemming from such investment, had an enormous impact on the value of participants' retirement assets.

89. Defendants in this Count are also liable as co-fiduciaries because (1) they

knowingly participated in and knowingly undertook to conceal the failure of the other fiduciaries to provide complete and accurate information regarding Company shares and/or Invesco Funds, despite knowing of their breaches; (2) they enabled such conduct as a result of their own failure to satisfy their fiduciary duties; and (3) they had knowledge of the other fiduciaries' failures to satisfy their duty to provide only complete and accurate information to participants, yet did not make any effort to remedy the breaches.

90. Where a breach of fiduciary duty consists of, or includes, misrepresentations and omissions material to a decision by a reasonable Plan participant that results in harm to the participant, the participant is presumed as a matter of law to have relied upon such misrepresentations and omissions to her detriment. Here, the above-described statements, acts and omissions of the defendants constituted misrepresentations and omissions that were fundamentally deceptive concerning the prudence of investments in Amvescap ordinary shares and the Invesco Funds and were material to any reasonable person's decision about whether or not to invest or maintain any part of their invested Plan assets in Amvescap ordinary shares and Invesco Funds during the Class Period. Plaintiff and the other Class members are therefore presumed to have relied to their detriment on the misleading statements, acts, and omissions of the defendants.

91. Plaintiff further contends that the Plan suffered a loss, and plaintiff and the other Class members suffered losses, by the above-described conduct of the defendants in this Count during the Class Period because that conduct fundamentally deceived plaintiff and the other Class members about the prudence of making and maintaining investments in Amvescap ordinary shares and shares of the Invesco Funds.

92. Defendants in this Count were unjustly enriched by the fiduciary breaches described in this Count.

93. As a direct and proximate result of the breaches of fiduciary duties alleged herein, the Plan (and indirectly plaintiff and the Plan's other participants and beneficiaries) lost a significant portion of the value of its investments.

94. Pursuant to ERISA § 502(a)(2), 29 U.S.C. § 1132(a)(2) and ERISA § 409, 29 U.S.C. § 1109(a), defendants in this Count are liable to restore the losses to the Plan caused by their breaches of fiduciary duties alleged in this Count.

WHEREFORE, plaintiff prays for relief as set forth below.

COUNT IV

Violations of ERISA § 406 – Prohibited Transactions

95. Plaintiff incorporates by reference all allegations of this Complaint as set forth in the paragraphs above.

96. By virtue of all the facts and events alleged herein, defendants, in connection with their actions and omissions in authorizing and causing the Plans to treat certain mutual fund investors differently than other mutual fund investors; failing to follow their disclosed policy and procedures of preventing market timing, affirmatively allowing certain investors to engage in timing in exchange for investing in defendants' funds; and failing to disclose their true practices and procedures to plaintiff and the Class, caused the Plans to engage in transactions that constituted a direct or indirect sales or exchanges of property between the Plans and a party-in-interest, in violation of ERISA §§ 406(a), 29 U.S.C. §§ 1106(a).

97. Because the price Plan fiduciaries caused to be paid by the Plan for such shares and by participants for "participation interests" exceeded fair market value and was for more than adequate consideration, the prohibited transactions are not exempt under the provisions of ERISA § 408(e)(1), 29 U.S.C. § 1108(e)(1).

98. At such time as Invesco engaged in unlawful timing activities, shares of the Invesco Funds were diluted in value, and consequently Company shares remained inflated in value and the fiduciaries of the Plan continued to engage in prohibited transactions by causing the Plan to pay more than adequate consideration for the shares of Company shares and the Invesco Funds.

99. During this time frame, the Plan invested, upon information and belief, at least millions of dollars, in the Invesco Funds and shares of Company shares at prices in that exceeded fair market value and adequate consideration. The Plan and its participants paid more than adequate consideration for their "participation interests" in the Plan.

100. Because the acquisition of shares of Company shares and the Invesco Funds and participation interests by the Plan and its participants for more than adequate consideration was a prohibited transaction which is a "per se" violation of ERISA §§406(a), 29 U.S.C. §§ 1106(a), under ERISA §§ 409(a) and 502(a)(2) and (3), 29 U.S.C. §§ 1109(a) and 1132(a)(2) and (3), the Court has the power to redress such violations by undoing the prohibited transaction. In the present case, the appropriate remedy would be for the Court to restore to the Plan the consideration which was paid by the Plan and its participants to acquire shares of Company shares and the Invesco Funds and participation interests at inflated prices and for more than adequate consideration.

101. In addition, in order to fully restore the Plan and its participants to the position they would have been in had the fiduciaries of the Plan and Amvescap as party-in-interest not engaged in the prohibited transactions alleged in this Complaint, the Plan is entitled to recover the amount of the contributions used to purchase shares of Company shares and the Invesco Funds would have earned had such amounts been instead invested in suitable investment alternatives.

WHEREFORE, plaintiff prays for relief as set forth below.

REMEDY FOR BREACHES OF FIDUCIARY DUTY

102. ERISA § 502(a)(2), 29 U.S.C. § 1132(a)(2) authorizes a plan participant to bring a civil action for appropriate relief under ERISA § 409, 29 U.S.C. § 1109. Section 409 requires "any person who is a fiduciary . . . who breaches any of the . . . duties imposed upon fiduciaries . . . to make good to such plan any losses to the plan . . . ." Section 409 also authorizes "such other equitable or remedial relief as the court may deem appropriate . . . ."

103. With respect to calculation of the losses to a plan, breaches of fiduciary duty result in a presumption that, but for the breaches of fiduciary duty, the participants and beneficiaries in the plan would not have made or maintained its investments in the challenged investment and, where alternative investments were available, that the investments made or maintained in the challenged investment would have instead been made in the most profitable alternative investment available. In this way, the remedy restores the values of the plan's assets to what they would have been if the plan had been properly administered.

104. Plaintiff and the Class are therefore entitled to relief from the defendants in the

form of: (1) a monetary payment to the Plan to make good to the Plan the losses to the Plan resulting from the breaches of fiduciary duties alleged above in an amount to be proven at trial based on the principles described above, as provided by ERISA § 409(a), 29 U.S.C. § 1109(a); (2) injunctive and other appropriate equitable relief to remedy the breaches alleged above, as provided by ERISA §§ 409(a) and 502(a)(2-3), 29 U.S.C. §§ 1109(a) and 1132(a)(2-3); (3) reasonable attorney fees and expenses, as provided by ERISA § 502(g), 29 U.S.C. § 1132(g), the common fund doctrine, and other applicable law; (4) taxable costs and (5) interests on these amounts, as provided by law; and (6) such other legal or equitable relief as may be just and proper.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for:

A. A Declaration that the defendants, and each of them, have breached their ERISA fiduciary duties to the Participants;

B. A Declaration that the defendants, and each of them, are not entitled to the protection of ERISA § 404(c)(1)(B), 29 U.S.C. § 1104(c)(1)(B);

C. An Order compelling the defendants to make good to the Plan all losses to the Plan resulting from defendants' breaches of their fiduciary duties under all applicable ERISA provisions, including losses to the Plan resulting from imprudent investment of the Plan's assets, and to restore to the Plan all profits the defendants made through use of the Plan's assets, and to restore to the Plan all profits which the participants would have made if the defendants had fulfilled their fiduciary obligations;

D. Imposition a Constructive Trust on any amounts by which any defendant was unjustly enriched at the expense of the Plan as the result of breaches of fiduciary duty;

E. An Order enjoining defendants, and each of them, from any further violations of their ERISA fiduciary obligations;

F. Actual damages in the amount of any losses the Plan suffered, to be allocated among the Participants' individual accounts in proportion to the accounts' losses;

G. An Order that defendants allocate the Plan's recoveries to the accounts of all Participants who had any portion of their account balances invested in the ordinary shares of Amvescap and/or shares of Invesco Funds maintained by the Plan in proportion to the accounts' losses attributable to the decline in the price/value of Invesco Funds and/or Company shares;

H. An Order awarding costs pursuant to 29 U.S.C. § 1132(g);

I. An Order awarding attorneys' fees pursuant to 29 U.S.C. § 1132(g) and the common fund doctrine; and

J. An Order for equitable restitution and other appropriate equitable monetary relief against the defendants.

DATED: September 29, 2004

WECHSLER HARWOOD LLP

By: /S/
Robert I. Harwood
Samuel K. Rosen
Matthew M. Houston
Peter W. Overs, Jr.
488 Madison Avenue
New York, NY 10022
Tel.: (212) 935-7400
Fax: (212) 753-3630

Attorneys for Plaintiff

CERTIFICATE OF SERVICE

I, Cary Savitz, hereby certify that I am not a party to the action, am over the age of eighteen years, am employed by the law firm of Wechsler Harwood LLP, attorneys for plaintiff, and that on September 30, 2004, I served the foregoing **AMENDED CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT** in the within action, by causing a true and correct copy of the same to be electronically mailed to counsel for defendants as indicated below:

Maeve L. O'Connor, Esq.
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, New York 10022
(212) 909-6315
E-Mail: moconnor@debevoise.com

Attorneys for Invesco & AIM

/S/
Cary Savitz